Exhibit 1
                                                                       ---------

[E-Cruiter.com Logo]

For Immediate Release

    E-Cruiter.com To Acquire U.S. Recruitment Research Firm OMNIpartners Inc

      Acquisition to strengthen U.S. expansion strategy and diversify suite of human capital management service offerings

Ottawa, CANADA - May 22, 2001- E-Cruiter.com Inc. (NASDAQ - ECRU) - a leading provider of human capital management solutions - today announced that it has entered into a definitive agreement to acquire OMNIpartners Inc. and affiliates.

OMNIpartners is a Florida based recruitment research firm delivering executive and professional search services to the Fortune 2000.

"The acquisition of OMNIpartners strengthens E-Cruiter.com's U.S. expansion strategy, and diversifies our suite of human capital management service offerings," said Michael Mullarkey, President and Chief Executive Officer, E-Cruiter.com. "This agreement moves E-Cruiter.com further into the U.S. market, while entrenching our services in Canada with the addition of new services to include targeted search for specific positions, and importing candidate data into the E-Cruiter human capital management system for our customers."

E-Cruiter.com's focus is to offer its North American customers a suite of products and execute on its "HIRE TO RETIRE" strategy. The company has been bundling Allen And Associates services, OMNI research and E-Cruiter.com technology as bundled services to its expanding customer base throughout North America with great success in joint customer calls and focused sales strategy.

The all-stock transaction has been approved by the boards of both companies, and subject to shareholder and regulatory approval, is expected to close shortly. OMNIpartners is a private company with offices in Fort Lauderdale, Florida, Las Vegas, Nevada and Lancaster, Pennsylvania. The company will operate as a wholly owned subsidiary of E-Cruiter.com. In the transaction, the shareholders of OMNIpartners will receive E-Cruiter.com shares representing approximately 12% of the outstanding shares including shares to be issued on the closing of the acquisition of Paula Allen Holdings, Inc.

OMNIpartners was founded in 1990 and developed the concept of recruitment research at an hourly rate, as a lower-cost recruitment alternative. The company offers a range of recruitment research services to industries including retail, hotel, restaurant, gaming, food service, telecommunications, insurance, distribution, manufacturing, insurance, financial services, and information technology.

OMNIpartners has been designated as a "Best Practices Preferred Provider" for Tricon Global Restaurants, North America's largest restaurant company. Sears has also named OMNIpartners a "Strategic Business Partner".

"The strong combination of E-Cruiter.com and OMNIpartners rounds out our suite of recruitment service solutions and allows us to offer new services to our clients," said Mullarkey. "This is an important step in our acquisition strategy and brings greater shareholder value to the company."

About E-Cruiter.com Inc.
E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of customer focused Web-powered hiring management systems and human resources services. The company offers enterprises a comprehensive suite of solutions that streamline and increase the efficiency of human capital management processes from recruitment through to talent assessment, deployment and development. The company's expertise has motivated Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., Watson Wyatt Worldwide, Sony Music Canada and numerous high-growth start-ups to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).

About OMNIpartners Inc.
OMNIpartners was founded in 1990 and quickly became one of the leading pioneers in the field of "recruitment research." Today OMNIpartners is one of the U.S.'s leading candidate referral firms representing companies from many industry segments. These include: retail, hotels, restaurants, gaming, food service, telecommunications, insurance, distribution, manufacturing, insurance, financial services, and information technology. OMNIpartners, with corporate center in Fort Lauderdale and regional recruitment centers in Las Vegas and Lancaster, PA, employs over 100 associates and is the U.S.'s only bi-coastal "recruitment research" firm.

For more information visit http://www.ecruiter.com or call toll free 1-800-253-5627.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

Media Contacts:

Sarah Spence                                Heather McCulligh
E-Cruiter.com                               High Road Communications
Tel: 416-656-8938                           A Fleishman-Hillard Company
E-mail: sarah.spence@ecruiter.com           Tel: 613-236-0909 x.309
                                            E-mail: hmcculligh@highroad.com
                                                    -----------------------

Investor Relations Contacts:

Tammie Brown                                Craig Armitage
E-Cruiter.com                               Fleishman-Hillard
Tel: 613-236-2263 ext. 263                  Tel: 416-214-0701 ext. 322
E-mail: tammie.brown@ecruiter.com           E-mail: armitagc@fleishman.com
        -------------------------                   ----------------------